Exhibit 99.1

Fusion Fuel Green PLC Executes Heads of Terms with Alien Energy Contemplating Landmark Industrial Decarbonization Project in South Africa

DUBLIN, Ireland — September 15, 2025 — (NASDAQ: HTOO) — Fusion Fuel Green PLC (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced that it has executed a Heads of Terms (the “Heads of Terms”) with Alien Energy (Pty) Ltd (“Alien Energy”), a privately-held South Africa-based specialized fuel company, aimed at delivering a specialized fuel solution for a project in South Africa. The Heads of Terms supersedes the Non-Binding Letter of Intent that was announced by the Company in a press release issued on August 11, 2025.

The Heads of Terms is intended to establish a joint venture (the “JV”) to develop a biomass-powered steam energy project at a large-scale dairy processing facility in South Africa (the “Facility”) owned by the project’s client, a global multinational food and beverage firm (the “Client”). The contemplated project is intended to replace a fossil-fuel-based steam generation system at the Facility with a proprietary carbon-neutral biomass system, enable substantial industrial decarbonization, and unlock recurring long-term revenue streams for the joint venture.

Strategic Highlights and Decarbonization Impact

●	Industrial Decarbonization – The contemplated project is intended to target significant scope 1 and scope 2 emissions reductions by replacing the Facility’s fossil-fuel-based steam systems with a proprietary biomass solution. It is intended to help the Client achieve its net-zero commitments while contributing to South Africa’s broader decarbonization objectives.

●	Joint Venture Structure – The Heads of Terms contemplates that Fusion Fuel will hold a 51% ownership stake in the JV, with Alien Energy retaining the remaining 49%.

●	Capital Commitments – The Heads of Terms contemplates that Fusion Fuel will invest ZAR 10 million (approximately €480,000) over the installation of the plant to fund construction and commissioning.

●	Carbon Credits – The project is intended to generate carbon credits from verified emissions reductions from landfill avoidance and fuel-switching benefits, which are intended to be ring-fenced within the joint venture.

Financial Impact for Fusion Fuel

Subject to execution of definitive agreements and the satisfaction of other closing conditions, the project is expected to generate recurring annual revenues for the JV through a contemplated long-term steam supply agreement with the Client. Subject to a ZAR 120,000 (approximately €5,880) per-month management drawings cap, Fusion Fuel is expected to benefit from:

●	51% of revenues generated by the joint venture

●	Revenue sharing of certain verified carbon credit revenues

●	Rights of first refusal on certain other projects with Alien Energy.

This structure is intended to further establish Fusion Fuel’s revenue base from sustainable energy infrastructure markets.

Management Commentary

John-Paul Backwell, CEO of Fusion Fuel, commented, “The Heads of Terms represents another step forward in our strategy to deliver scalable, high-impact decarbonization and energy-related projects. By leveraging Alien Energy’s biomass-to-steam technology, this project would enable one of South Africa’s largest dairy processors to significantly reduce emissions and generate carbon credits, as well as provide the JV with recurring revenues and further opportunities from similar projects.”

Definitive Agreements and Closing Timeline

The transaction is intended to close on or before October 1, 2025, subject to the execution of definitive agreements and completion of closing conditions. Project commissioning is targeted to commence around end of this year, with procurement and construction commencing immediately following closing. The description of the terms of the Heads of Terms above may not reflect all material terms. The terms contained in the Heads of Terms may be superseded in some or all respects upon the Company’s entry into definitive agreements.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. The Company is headquartered in Ireland with operations in Europe and the Middle East.

About Alien Energy (Pty) Ltd

Alien Energy (Pty) Ltd supplies industrial steam systems powered by Alien Fuel®, a proprietary carbon-neutral biomass fuel derived from wood waste and invasive vegetation. Its advanced biomass burner and boiler systems provide sustainable, cost-effective alternatives to fossil-fuel-based steam generation, enabling clients to reduce energy costs while achieving their decarbonization goals.

For more information, visit www.alienfuel.africa

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements involve substantial risks and uncertainties and relate to future events or the Company’s future financial or operating performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “targets,” “seeks,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into definitive agreements with Alien Energy and the Client; the ability of the parties to the Heads of Terms to complete their due diligence and all other closing conditions prior to the closing of such definitive agreements; the ability of the parties to the Heads of Terms to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company to satisfy its financing commitments for the project contemplated by the Heads of Terms; the ability of the project contemplated by the Heads of Terms to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns on its contemplated financial commitments or consideration in connection with these transactions; and the risks described under Item 3. “Key Information – D. Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 9, 2025, and in other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu